

Registered, Public Company Accounting Oversight Board
American Institute of CPAs, Center for Audit Quality
Texas Society of Certified Public Accountants

May 12, 2008

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Integrated Media Holdings, Inc.

We have read the statements under Item 4.01 of the Current Report on Form 8-K/A to be filed with the Securities and Exchange Commission on May 12, 2008 regarding the change of auditors. We agree with all statements pertaining to us.

We have no basis to agree or disagree with statements pertaining to the successor accountants.

Malone & Bailey, PC

Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas